

October 1, 2014

<u>Via E-mail</u>
Russell W. Bendel
Chief Executive Officer
The Habit Restaurants, Inc.
17320 Red Hill Avenue, Suite 140
Irvine, CA 92614

> **Re: The Habit Restaurants, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 4, 2014**
> **CIK No. 0001617977**

Dear Mr. Bendel:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a)

of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please file the following agreements as exhibits to your registration statement or tell us why you believe the respective agreement is not required to be filed:
   - The limited liability company agreement of The Habit Restaurants, LLC discussed on page 10;
   - Employment agreement with Messrs. Bendel, Fils, and Serritella discussed on page 121;
   - Management Incentive Plan discussed on page 123;
   - The indemnification agreements discussed on page 127;
   - Trademark Assignment Agreement and Intellectual Property License Agreement discussed on page 127; and
   - The management services agreement with your Sponsor discussed on pages 127-128.

4. We note your summary disclosure that your average check is $7.44. Please tell us, with a view towards revised disclosure, why you classify yourself under the fast casual segment of the restaurant industry given that your average check falls within the general pricing parameters of the traditional fast food restaurant category.

5. Please tell us your analysis for not including The Habit Restaurants, LLC as a co-registrant. See Securities Act Rule 140.

Market and Other Industry Data, page ii

6. We note that the prospectus includes industry and market data derived from internal surveys, market research, consultant surveys, publicly available information and industry publications and surveys. If any of these publications, surveys, or reports were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration. Please also provide us with copies of the relevant portions of any third-party reports that you cite to in the prospectus.

Prospectus Summary, page 1

7. We note that your summary contains lengthy discussions of your business and strategies that are repeated elsewhere in your prospectus. Pursuant to Item 503(a) of Regulation S-K, your summary should be brief and should not merely repeat text found elsewhere in the prospectus. Please revise accordingly.

Our Company, page 1

8. Please identify "one of America's leading consumer magazines" that named your burger as the "best tasting burger in America" in July 2014 here and throughout the prospectus.

9. Please provide us with the basis for your statement that your average check per customer is among the lowest in the fast casual restaurant segment.

Performance Overview, page 2

10. Please include net income here and in the similar disclosure on page 97.

Summary of the Offering Structure, page 10

11. You state that LLC Units may be exchanged for, at the issuer's option, shares of Class A common stock or cash. Please revise to clarify whether this decision would be made by disinterested members of the board of directors or if it may be made by the same parties who make the election to exchange the LLC Units.

12. We note that you will be entering an agreement with the continuing owners of The Habit Restaurants, LLC where you will be required to pay 85% of the amount of cash savings, if any, in U.S. federal, state or local tax that you realize based on The Habit Restaurants, LLC's classification as a partnership for federal and state income tax purposes. Given the atypical tax structure and the disclosure that you expect the payments required under the agreement will be substantial, please expand your disclosure in Critical Accounting Policies and Estimates section of the MD&A to discuss material terms of the agreement and related tax accounting policies.

Risk Factors, page 22

13. We note that your organizational structure appears to confer certain tax benefits upon holders of your Class B common stock and LLC Units that may not benefit Class A common stockholders to the same extent or at all. Please tell us whether you believe there is a material risk that such an offering structure may impact the future trading market for the Class A common stock.

The Recapitalization, page 51

14. Please disclose, as of the latest practicable date, the approximate number of holders of each class of your membership units. Please also disclose the approximate number of holders of your common stock after giving effect to the reorganization transaction. See Item 201(b)(1) of Regulation S-K.

Organizational Structure Following this Offering, page 53

15. Please revise the chart on page 53 to make all text in the chart readable. Please also revise the chart on page 13 accordingly.

Use of Proceeds, page 57

16. We note that you "intend to use the net proceeds from this offering to repay borrowings under [your] credit facility." Please disclose the amount of funds and interest rate and maturity of the credit facility to be repaid. Refer to Instruction 4 to Item 504 of Regulation S-K.

17. In addition, please clarify what amount of proceeds will be used "to support our growth and for working capital and other general corporate purposes."

18. Please also clarify what amount of proceeds, if any, will be used to purchase LLC Units as described in the last paragraph of this section. To the extent funds will be used to purchase LLC Units and subsequently be used to repay debt and for other purposes at the LLC level, please revise your disclosure accordingly. As appropriate, please also revise your summary use of proceeds disclosure on page 15.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73

Overview, page 73

19. Please revise the last paragraph to include net income for corresponding periods and to note that such amounts exclude income taxes due to the prior tax status of the company.

Comparable Restaurant Sales Growth, page 76

20. Please consider revising "18th full period of operations" to "18th full month of operations," as appropriate.

Consolidated Results of Operations, page 80

Revenue, page 80

21. We note your disclosure that the increase in revenue is primarily due to a $21.3 million increase in sales from restaurants not in the comparable restaurant base. Given that you define comparable sales as relating solely to restaurants with 18 months of operations, it appears that quantifying and referencing the change in sales due to restaurants not in the comparable base would not quantify and fully explain the change in sales due to new restaurants not open in the comparable period. Please revise or advise as appropriate.

Liquidity and Capital Resources, page 87

Summary of Cash Flows, page 88

22. We note your disclosure that the increase in cash provided by operating activities was primarily attributable to the increase in restaurant contribution and changes in general and administrative expenses. Please expand your discussion to disclose the material factors that impact the comparability of operating cash flows and quantify each factor indicated so that investors may understand the magnitude of each. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Credit Facility, page 89

23. Please name your lender under the credit facility described in this section. Also, to the extent you are using proceeds of this offering to repay amounts outstanding under this facility, please revise your disclosure accordingly.

Business, page 96

24. We note that your references to utilizing catering trucks in your business on pages 76, 78, 103 and 110. Please revise the business section to describe your catering trucks operations in more detail. Also disclose where you operate your catering trucks and whether you operate them on a regular basis.

Our Growth Strategies, page 102

Grow Our Restaurant Base, page 102

25. We note your references to strong restaurant-level financial results, high returns on invested capital, and cash-on-cash returns. Please revise to define these references, and in addition, quantify high returns on invested capital and cash-on-cash returns while considering the need for relevant non-GAAP disclosures, or, in the alternative, revise to eliminate such references.

Franchising and Licensing, page 110

26. Please describe the material terms of your existing license agreement and the expected terms, if known, of your future franchising agreements.

Purchasing and Distribution, page 111

27. We note your disclosure on page 32 that Performance Food Group supplied approximately 92.8% of your food supplies in the 26 weeks ended July 1, 2014. Please identify the products or components it supplies to you.

Management, page 114

28. Please clarify the specific experience, qualifications, attributes or skills of your directors that led to the conclusion that each person should serve as your director. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 120

Outstanding Equity Awards at Fiscal Year-End, page 122

29. We note your disclosure in this section and in a table on page 93 that your named executive officers received equity awards. Please explain why you have not included the Outstanding Equity Awards at Fiscal Year-End table pursuant to Item 402(p) of Regulation S-K.

30. You disclose here that Class C units granted under the management incentive plan are intended to be "profits interests" for federal income tax purposes. However, Class C unit is described as an equity interest on page F-23. Please clarify whether Class C unit is a profits interest or an equity/capital interest and revise as appropriate.

31. In connection with the above comment and given the significance of such classification and the related accounting impact, please expand your disclosure in Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements for the fiscal year ended December 31, 2013 to identify Class C units as "profits interests" and to discuss the related accounting impact.

32. We note that you disclosed two different conversion prices for Class C Unit issuances to your executives in the second and third paragraph. Please clarify and revise, if appropriate.

Equity and Incentive Plans, page 123

Management Incentive Plan, page 123

33. We note the discussion on page 123 indicating that in connection with the offering, the company expects to convert all of the outstanding vested and unvested Class C units in The Habit Restaurants, LLC into an amount of vested and unvested The Habit Restaurants, LLC common units. Please tell us and revise the Critical Accounting

Policies and Estimates to discuss this matter and the planned accounting treatment for the exchange of outstanding awards under the existing plans with new awards. Your response and your revised disclosure should also discuss your basis or rationale for your planned accounting treatment. Also, if no compensation expense is expected to be recognized as a result of the cancellation and issuance of replacement awards, please explain to us why.

Certain Relationships and Related Party Transactions, page 125

License Agreement with Co-Founders, page 127

34. Please disclose what trademarks and intellectual property you acquired from Reichard Bros. Enterprises, Inc.

Security Ownership of Beneficial Owners and Management, page 130

35. In the tables on pages 131 and 132 please identify by footnote or otherwise each entity affiliated with KarpReilly, LLC that owns your shares. Please also identify the individual or individuals who have voting and dispositive power with respect to these shares.

Material U.S. Federal Tax Considerations for Non-U.S. Holders of Common Stock, page 140

36. Please revise the statement that the tax summary is "for general information only" on page 141 to remove the implication that investors are not entitled to rely on the disclosure in this section.

Audited Consolidated Financial Statements, F-10

Consolidated Statements of Income, page F-11

37. We note that certain significant restaurant operating costs, such as depreciation on restaurant equipment and leasehold improvements, pre-opening costs, and restaurant-related profit-sharing payments appear to be excluded from the heading titled "Restaurant operating costs." Therefore, we believe it would be preferable to include all restaurant level operating expenses under such heading or to eliminate presentation of such heading. Please revise to include all restaurant level expenses or to eliminate this heading here and in similar presentations in MD&A. In the alternative, please revise to note the categories and amounts of restaurant operating costs excluded from the heading and included in other captions in the statement of operations.

Notes to Consolidated Financial Statements, page F-14

Note 4 – Long-Term Debt, page F-20

38. Please revise to disclose the material terms associated with your debt, including the interest payment terms, material debt covenant requirements, the name of the lender and any related party relationship with the lender.

Note 10 – Operating Agreements, page F-25

39. You disclosed that certain employees are entitled to certain percentages of individual restaurant operating profits according to their employee agreements. You also disclosed that, under these agreements, certain employees have contributed capital to exercise those rights. Please revise to clarify whether the employees' claim to the restaurant operating profits represent a profits interest or a capital interest and describe your method of accounting for these transactions.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

40. Please disclose the consideration received upon conversion of the Class C units. Refer to Item 701(c) of Regulation S-K.

Item 17. Undertakings, page II-3

41. Please advise why you have not included an undertaking pursuant to Item 512(f) of Regulation S-K.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Steve Kim at (202) 551-3291 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Lyn Shenk for

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Carl P. Marcellino, Esq.